SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                            FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the calendar year ending December 31, 1997

                                OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from           to
                                     _________    __________

                  Commission file number 0-11822

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      MICHAELS STORES, INC.
           8000 Bent Branch Drive, Irving, Texas  75063
             P.O. Box 619566, DFW, Texas  75261-9566

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                     MICHAELS STORES, INC.
                                     EMPLOYEES 401(K) PLAN



Date:  June 29, 1998            By:  /s/ H. Kevin Rutherford
                                    ________________________
                                    H. Kevin Rutherford
                                    Senior Vice President-
                                    Human Resources
                                    and  member of Administration
                                    Committee

                MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

          In February 1987, Michaels Stores, Inc. (the "Employer" or the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan
(the "Plan"). Plan year 1997 and all subsequent years begin January 1 and end December 31. Plan year 1996 began on February 1 and ended on December 31. Prior to 1996, the plan year was a fiscal year beginning February 1 and ending on the following January 31. The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O.
Box 619566, DFW, Texas 75261-9566.

          Changes in the Plan. There were no changes in the provisions of the Plan during the year ending December 31, 1997.

          Changes in Investment Policy. There were no changes in the investment policy of the Plan during the year ending December 31, 1997.

          Contributions Under the Plan. The Company makes biweekly employer matching contributions to the Plan for the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

          Participating Employees. As of December 31, 1997, there were 3,208 employees participating in the Plan.

          Administration of the Plan. The Plan is administered by an Administration Committee currently consisting of two members, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for services on such Committee. The members of the Administration Committee are:

          Evan A. Wyly                Managing Director

          H. Kevin Rutherford         Senior Vice President
                                      of Human Resources

     The address of the members of the Administration Committee listed above is Michaels Stores, Inc., 8000 Bent Branch Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the Plan.

          Custodian of Investments. The assets of the Plan are held in a trust and managed by a trustee ("Trustee"), who may be an employee of the Company. At present, Wachovia Bank of North Carolina, N.A. serves as the Trustee. The Company pays the fees and expenses of the Trustee.

          Reports to Participating Employees. Each participant and retired participant having an interest in the Plan receives quarterly statements of their accounts each plan year.

INDEX TO FINANCIAL STATEMENTS
_____________________________

                                                                    PAGE
                                                                    ____

Report of Ernst & Young LLP, Independent Auditors                    F-1
_________________________________________________


Audited Financial Statements:
____________________________

     Statements of Net Assets Available for Plan Benefits        F-2 to F-3

     Statements of Changes in Net Assets Available for
       Plan Benefits                                             F-4 to F-5

     Notes to Financial Statements                               F-6 to F-11

Supplemental Schedules:                     Schedule
_____________________                       ________

     Line 27a-Schedule of Assets Held
       for Investment Purposes                  1                    F-12
     Line 27b-Schedule of Loans or
       Fixed Income Obligations                 2                    F-13

     Line 27d-Schedule of Reportable
       Transactions                             3                    F-14

Consent of Independent Auditors                                      F-15
_______________________________

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
               _________________________________________________





Administration Committee
Michaels Stores, Inc. Employees 401(k)Plan

We have audited the accompanying statements of net assets available for plan benefits of the Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") as of December 31, 1997 and December 31, 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997 and for the period from February 1, 1996 to December 31, 1996.
These financial statements are the responsibility of the Plan's
Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and December 31, 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 and for the period from February 1, 1996 to December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997 (Schedule 1), Loans or Fixed Income Obligations as of December 31, 1997 (Schedule 2), and Reportable Transactions for the year then ended (Schedule 3), are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP
                                                ______________________
                                                ERNST & YOUNG LLP

Dallas, Texas
June 26, 1998

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1997
                                  (In thousands)



                                         Fund Information
                              _______________________________________

                                                            Inter-
                                       American  Growth     mediate
                              General  Balanced  Fund of   Bond Fund
                                Fund     Fund    America   of America  Subtotal
                              _______  ________  _______   __________  ________

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                       $13,427                                  $13,427

Investment in mutual funds              $2,823   $4,802      $2,415     10,040

Participant loans
  receivable                       -         -       -           -          -

Contributions receivable:
  Participants                     46       20       33          11        110
  Employer                         12        8       12           5         37
                              _______   ______   ______      ______    _______
                                   58       28       45          16        147

Cash and cash
  equivalents                     815       -        -           -         815
                              _______   ______   ______      ______    _______
Net assets available
  for plan benefits           $14,300   $2,851   $4,847      $2,431    $24,429
                              _______   ______   ______      ______    _______
                              _______   ______   ______      ______    _______

                  See accompanying notes to financial statements.






                                   F-2 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1997
                                  (In thousands)

                                    Fund Information
                        ___________________________________________

                                  Investment    New
                        Previous  Company of  Perspec-  Participant
                          Page     America      tive       Loans
                        Subtotal     Fund        Fund   Receivable    Total
                        ________  __________  ________  ___________ ________


  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                 $13,427                                     $13,427

Investment in mutual
  funds                  10,040     $4,895     $2,773                17,708

Participant loans
  receivable                 -          -          -      $1,546      1,546


Contributions receivable:
  Participants              110         28         20         -         158
  Employer                   37         10          7         -          54
                        _______     ______     ______     ______    _______
                            147         38         27         -         212

Cash and cash
  equivalents               815         -          -          -         815
                        _______     ______     ______     ______    _______

Net assets available
  for plan benefits     $24,429     $4,933     $2,800     $1,546    $33,708
                        _______     ______     ______     ______    _______
                        _______     ______     ______     ______    _______

                 See accompanying notes to financial statements.




                                   F-2 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1996
                                  (In thousands)

                                          Fund Information
                              _______________________________________

                                                            Inter-
                                       American  Growth     mediate
                              General  Balanced  Fund of   Bond Fund
                                Fund     Fund    America   of America  Subtotal
                              _______  ________  _______   __________  ________

  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                       $6,384                                   $ 6,384
Investment in mutual
  funds                                 $2,005  $3,330     $2,306        7,641

Participant loans
  receivable                      -         -       -          -            -

Contributions receivable:
  Participants                    35        19      34         14          102
  Employer                        11         7      12          5           35
                              ______    ______  ______     ______      _______
                                  46        26      46         19          137

Cash and cash
  equivalents                    267        -       -          -           267
                              ______    ______  ______     ______      _______

Net assets available for
  plan benefits               $6,697    $2,031  $3,376     $2,325      $14,429
                              ______    ______  ______     ______      _______
                              ______    ______  ______     ______      _______


                  See accompanying notes to financial statements.



                                   F-3 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1996
                                  (In thousands)
[CAPTION]

                                    Fund Information
                        ___________________________________________

                                  Investment    New
                        Previous  Company of  Perspec-  Participant
                          Page      America     tive       Loans
                        Subtotal     Fund        Fund   Receivable    Total
                        ________  __________  ________  ___________ ________


  ASSETS
  ______
Investment in Michaels
  Stores, Inc. common
  stock                $ 6,384                                      $ 6,384

Investment in mutual
  funds                  7,641      $3,555     $2,250                13,446

Participant loans
  receivable                 -           -          -     $1,301      1,301


Contributions receivable:
  Participants             102          28         20          -        150
  Employer                  35          10          7          -         52
                       _______      ______     ______     ______    _______
                           137          38         27          -        202


Cash and cash
  equivalents              267          -          -           -        267
                       _______      ______     ______     ______    _______

Net assets available
  for plan benefits    $14,429      $3,593     $2,277     $1,301    $21,600
                       _______      ______     ______     ______    _______
                       _______      ______     ______     ______    _______

                 See accompanying notes to financial statements.







                                   F-3 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           Year Ended December 31, 1997
                                  (In thousands)


                                         Fund Information
                             _________________________________________

                                                             Inter-
                                       American   Growth     mediate
                              General  Balanced   Fund of   Bond Fund
                                Fund     Fund     America   of America  Subtotal
                             ________  ________   _______   __________  ________
Investment income:
  Interest                   $    50    $   10    $   18      $   16    $    94
  Dividends                       -         88        30         153        271
  Capital gain
    distributions                 -        213       478          -         691
  Net appreciation in fair
    value of investments       8,552       167       453          10      9,182
                             _______    ______    ______      ______    _______
                               8,602       478       979         179     10,238

Contributions:
  Participants                   804       587       931         307      2,629
  Employer-participant
    directed                      74       230       307         117        728
Interfund transfers             (101)      (64)      (70)        (77)      (312)
                             _______    ______    ______      ______    _______
    Total additions            9,379     1,231     2,147         526     13,283

Distributions
  to participants             (1,776)     (411)     (676)       (420)    (3,283)
                             _______    ______    ______      ______    _______

    Net increase               7,603       820     1,471         106     10,000

Net assets available
  for plan benefits:
    Beginning of
      year                     6,697     2,031     3,376       2,325     14,429
                             _______    ______    ______      ______    _______

    End of year              $14,300    $2,851    $4,847      $2,431    $24,429
                             _______    ______    ______      ______    _______
                             _______    ______    ______      ______    _______


                 See accompanying notes to financial statements.







                                   F-4 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           Year Ended December 31, 1997
                                  (In thousands)

                                     Fund Information
                         ___________________________________________

                                  Investment
                         Previous Company of    New      Participant
                           Page     America  Perspective     Loan
                         Subtotal    Fund        Fund    Receivable   Total
                         ________ __________ ___________ ___________ _______
Investment income:
  Interest               $    94   $   18      $    9       $   -    $   121
  Dividends                  271       78          39           -        388
  Capital gain
    distributions            691      413         161           -      1,265
  Net appreciation in
    fair value of
    investments            9,182      619         164           -      9,965
                         _______   ______      ______       ______   _______
                          10,238    1,128         373           _     11,739


Contributions:
  Participants             2,629      771         609           -      4,009
  Employer-participant
    directed                 728      262         176           -      1,166

Interfund transfers         (312)      21        (190)         481        -
                         _______   ______      ______       ______   _______

    Total additions       13,283    2,182         968          481    16,914

Distributions
  to participants         (3,283)    (842)       (445)        (236)   (4,806)
                         _______   ______      ______       ______   _______

    Net increase          10,000    1,340         523          245    12,108

Net assets available
  for plan benefits:
    Beginning of
      year                14,429    3,593       2,277        1,301    21,600
                         _______   ______      ______       ______   _______

    End of year          $24,429   $4,933      $2,800       $1,546   $33,708
                         _______   ______      ______       ______   _______
                         _______   ______      ______       ______   _______

                 See accompanying notes to financial statements.







                                   F-4 (2 of 2)

                    MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                Period from February 1, 1996 to December 31, 1996
                                  (In thousands)

                                   Fund Information
                        __________________________________________

                                                           Inter-
                                                          mediate
                                   American    Growth       Bond
                        General    Balanced    Fund of     Fund of
                          Fund       Fund      America     America     Subtotal
                        _______    ________    _______    ________     ________
Investment income:
  Interest              $   47     $    6      $    9       $   12      $    74
  Dividends                 -          69          21          168          258
  Capital gain
    distributions           -         109         165           -           274
  Net appreciation
    (depreciation) in
    fair value of
    investments           (764)        17         153          (82)        (676)
                        ______     ______      ______       ______      _______
                          (717)       201         348           98          (70)

Contributions:
  Participants             731        468         815          318        2,332
  Employer-participant
    directed                68         95         239           77          479
  Employer-non-
    participant directed   439         -           -            -           439

Interfund transfers       (311)        59         (47)        (243)        (542)
                        ______     ______      ______       ______      _______

    Total additions        210        823       1,355          250        2,638

Distributions to
  participants            (675)      (271)       (451)        (387)      (1,784)
                        ______     ______      ______       ______      _______
    Net increase
      (decrease)          (465)       552         904         (137)         854

Net assets available
  for plan benefits:
    Beginning of period  7,162      1,479       2,472        2,462       13,575
                        ______     ______      ______       ______      _______

    End of period       $6,697     $2,031      $3,376       $2,325      $14,429
                        ______     ______      ______       ______      _______
                        ______     ______      ______       ______      _______

                 See accompanying notes to financial statements.





                                   F-5 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                             STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                Period from February 1, 1996 to December 31, 1996
                                  (In thousands)

                                         Fund Information
                        ______________________________________________

                                  Investment
                        Previous  Company of     New       Participant
                          Page      America   Perspective     Loans
                        Subtotal     Fund         Fund     Receivable   Total
                        ________  __________  ___________  ___________  _______
Investment income:
  Interest               $    74      $    7      $    4       $   -    $    85
  Dividends                  258          67          37           -        362
  Capital gain
    distributions            274         144          79           -        497
  Net appreciation
    (depreciation) in
    fair value of
    investments             (676)        253         143           -       (280)
                         _______      ______      ______       ______   _______
                             (70)        471         263           -        664

Contributions:
  Participants             2,332         630         470           -      3,432
  Employer-participant
    directed                 479         144         130           -        753
  Employer-non-
    participant directed     439          -           -            -        439

Interfund transfers         (542)        147          16          379        -
                         _______      ______      ______       ______   _______

    Total additions        2,638       1,392         879          379     5,288

Distributions to
  participants            (1,784)       (422)       (171)         (82)   (2,459)
                         _______      ______      ______       ______   _______

    Net increase
      (decrease)             854         970         708          297     2,829

Net assets available
  for plan benefits:
    Beginning of period   13,575       2,623       1,569        1,004    18,771
                         _______      ______      ______       ______   _______

    End of period        $14,429      $3,593      $2,277       $1,301   $21,600
                         _______      ______      ______       ______   _______
                         _______      ______      ______       ______   _______


                 See accompanying notes to financial statements.







                                   F-5 (2 of 2)

              MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                     NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997


1.Description of the Plan and basis of presentation
  _________________________________________________

The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the "Employer" or the "Company") and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following plan amendments were effective October 1, 1996: The Plan changed its accounting year from a fiscal year beginning February 1 and ending the following January 31 to a calendar year. Employees are eligible to participate in the Plan after completing 500 hours of service to the Company within a six-month eligibility period. The Employer Matching Contribution (as defined below) is applied to the participants' accounts based on the participants' investment fund elections.

References to 1997 and 1996 throughout these notes pertain to the year ended December 31, 1997 and the period from February 1, 1996 to December 31, 1996, respectively. The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.


     Participation - The plan was amended effective October 1, 1996, so that employees become eligible to participate in the Plan once they have reached the age of 21 and have completed 500 hours of service to the Company during the previous six months. Prior to October 1, 1996, employees became eligible to participate in the Plan once they had reached the age of 21 and had completed 1000 hours of service during the previous 12 months. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system maintained by the Plan's recordkeeper to authorize the Employer to make payroll deductions for contributions to the Plan.

     Contributions - Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,500 in 1997 and 1996). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make a biweekly contribution or, prior to October 1, 1996, an annual contribution ("Employer Matching Contribution") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction Contribution. However, the annual Employer Matching Contribution may not exceed 3% of such participant's total considered compensation for the year.

Employer Matching Contributions are net of forfeitures, as defined in the Plan, and are to be deposited as soon as administratively feasible after the end of each payroll period. Effective October 1, 1996, all Employer Matching Contributions are invested based upon the participants' investment elections. Prior to October 1, 1996, all Employer Matching Contributions were invested in the General Fund. Forfeitures of $221,000 and $169,000 were applied against Employer Matching Contributions to the Plan for 1997 and 1996, respectively.

Participants may elect investment of their entire Plan account in one of, or in any combination of, the following investment options which have been selected by the Plan's Investment Committee:

     (a) General Fund - investments in the common stock of the Employer and idle cash utilized to facilitate the daily processing of investment transactions in all investment options. All Employer Matching Contributions were invested in the General Fund prior to October 1, 1996.

     (b) American Balanced Fund - a mutual fund investing in both domestic growth and income producing securities seeking conservation of capital, current income, and long term growth of both capital and income.

     (c) Growth Fund of America - a mutual fund investing in domestic growth equities seeking growth of capital.

     (d) Intermediate Bond Fund of America - a mutual fund investing in intermediate term investment grade corporate bonds and government instruments seeking current income and preservation of capital.

     (e) Investment Company of America Fund - a mutual fund investing in common stocks seeking long term growth of capital and income.

     (f) New Perspective Fund - a mutual fund investing in both domestic and foreign securities, including both equity and debt instruments seeking long term growth of capital.


Administration of the Plan - The Plan is administered by an Administration Committee consisting of two people, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

     (a) All contributions are allocated to participants' accounts biweekly with each Company payroll. Prior to October 1, 1996, the Employer Matching Contributions were allocated quarterly.

     (b)  Daily withdrawal requests are processed weekly.

     (c) Income and gains and losses from investments are allocated to the participants' accounts daily.

     (d)  Transfers are processed on a daily basis.

Vesting - Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of: 20% after two years of service; 40% after three years;
60% after four years; and 80% after five years. Employer Matching Contributions vest 100% upon the participant completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; or dying. Salary Reduction Contributions and Employee Contributions are 100% vested and nonforfeitable at all times.

Withdrawals - Upon death or termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and rollover contributions at any time and for any reason. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while employed by the Company. However, in-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employee termination date, and must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70-1/2. Active participants of the Plan may obtain loans from their account balance subject to certain requirements without incurring income taxes or penalty taxes.

Income tax status - The Internal Revenue Service ruled on February 20, 1997 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code, (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.
The Administration Committee believes that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC.

Salary Reduction Contributions and Employer Matching Contributions are not included in the participant's gross income for federal income tax purposes in the year such contributions are made. A participant will not be subject to federal income taxes with respect to these contributions until the amounts are withdrawn or distributed.

Termination of the Plan - While the Employer has not expressed any intent to discontinue the Plan, the Employer may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all participants would become fully vested.

2.  Summary of significant accounting policies
    __________________________________________

Investments in the common stock of the Employer are valued at the last reported sales price on the last business day of the Plan year as quoted through The Nasdaq Stock Market. Investments in the mutual funds of American Funds Service Company are valued at the last reported net asset value (NAV) on the last business day of the Plan year as quoted through The Nasdaq Stock Market.

Security transactions are recorded on a trade date basis.

Contributions and interest income are recorded on an accrual basis.

Use of estimates
________________

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Investments
     ___________

Investments at December 31, 1997, are as follows:

                                       Number         (In thousands)
                                      of Shares         Fair Value
                                      _________         __________

Michaels Stores, Inc. common stock*    459,038             $13,427
American Mutual Funds:
  American Balanced Fund*              180,034               2,823
  The Growth Fund of America*          255,683               4,802
  Intermediate Bond Fund of America*   179,328               2,415
  The Investment Company of America
    Fund*                              173,285               4,895
  New Perspective Fund*                143,148               2,773
                                                           _______
                                                           $31,135
                                                           _______
                                                           _______

Investments at December 31, 1996, are as follows:

                                       Number          (In thousands)
                                      of Shares          Fair Value
                                      _________          __________

Michaels Stores, Inc. common stock*    532,037             $ 6,384
American Mutual Funds:
  American Balanced Fund*              137,825               2,005
  The Growth Fund of America*          200,996               3,330
  Intermediate Bond Fund of America*   171,853               2,306
  The Investment Company of America
    Fund*                              146,735               3,555
  New Perspective Fund*                123,861               2,250
                                                           _______
                                                           $19,830
                                                           _______
                                                           _______

* Investment represents 5 percent or more of Plan's net assets available for benefits.

4.   Related party transactions
     __________________________

Under the terms of the Plan, all administrative expenses and fees of the Plan are paid by the Employer. The Employer paid approximately $321,000 and $429,000, respectively, for administrative expenses and fees on behalf of the Plan for 1997 and 1996, respectively.

5.   Differences between financial statements and Form 5500
     ______________________________________________________

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          (In thousands)
                                        1997         1996
                                       _______      _______
  Net assets available for plan
    benefits per the financial
    statements                         $33,708      $21,600
  Amounts allocated to withdrawn
    participants                          (149)         (33)
                                       _______      _______

  Net assets available for plan
    benefits per the Form 5500         $33,559      $21,567
                                       _______      _______
                                       _______      _______


The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                              (In thousands)
                                                   1997
                                                  ______
  Distributions to participants
    per the financial statements                  $4,806
  Add: Amounts allocated to withdrawn
    participants at December 31, 1997                149
  Less: Amounts allocated to withdrawn
    participants at December 31, 1996                (33)
                                                  ______

  Distributions to participants
    per the Form 5500                             $4,922
                                                  ______
                                                  ______

Amounts allocated to withdrawn participants are recorded on the Form 5500 for termination distributions that have been processed and approved for payment prior to year-end but not yet paid.

6.   Year 2000 Issue (unaudited)
     ___________________________

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 Issue and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on the operations of the Plan.

                                                           Schedule 1
                                                           __________

                                                       EIN 75-1943604
                                                       PLAN #1

               MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         As Of December 31, 1997

                             c. Description
                             of Investment
                             Including
                             Maturity
                             Date, Rate of
    b. Identity of Issuer,   Interest,
    Borrower, Lessor         Collateral, Par                e. Current
a.  or Similar Party         or Maturity Value   d. Cost      Value
__  ______________________   _________________   ________   __________
*   Michaels Stores, Inc.    Common Stock         $ 5,354      $13,427

    American Funds Group     American Balanced
                             Fund: invests in
                             growth and income
                             securities             2,702        2,823

    American Funds Group     Growth Fund
                             of America:
                             invests in
                             growth equities        4,408        4,802

    American Funds Group     Intermediate Bond
                             Fund of America:
                             invests in
                             corporate bonds
                             and government
                             instruments            2,397        2,415

    American Funds Group     Investment Company
                             of America
                             Fund: invests in
                             common stocks          4,298        4,895

    American Funds Group     New Perspective
                             Fund: invests in
                             equity and debt
                             securities             2,623        2,773

    Wachovia Bank            Short Term
                             Investment Fund          815          815

*   Participant Loans
      Receivable             7% to 10%                 -         1,546
                                                  _______      _______

                                                  $22,597      $33,496
                                                  _______      _______
                                                  _______      _______

*   Indicates party-in-interest to the Plan

                                                        Schedule 2
                                                        __________

                                                    EIN 75-1943604
                                                    PLAN #1

             MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

       LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                   Year Ended December 31, 1997

                                      AMOUNTS RECEIVED DURING THE YEAR      DESCRIPTION OF LOAN         AMOUNT OVERDUE
                                      _________________________________ ___________________________   ____________________

                               ORIG.                       UNPAID BALANCE   DATE OF    LOAN    INTEREST
    SSN       PARTICIPANT    LOAN AMT PRINCIPAL  INTEREST  AS OF 12/31/97     LOAN   DURATION    RATE   PRINCIPAL  INTEREST
___________  ______________  ________ _________  ________  ______________  _______   ________  ________ _________  ________
###-##-####  Zarbock, J.     $ 1,300  $  232     $ 42         $ 1,068      4/14/97      2       9.25%    $ 1,068       0
###-##-####  Carpenter, F.     1,700     152       64           1,548      4/07/97      4       9.25       1,548       0
###-##-####  Fiore, C.         2,500      33        9           2,467      1/13/97      3       9.25       2,467       0
                               6,000   1,040      192           4,960      8/31/96      3       9.25       4,960       0
###-##-####  Smole, D.         2,000       0        0           2,000      3/31/96      5       9.25       2,000       0
###-##-####  Chrusciel, N.     2,600       0        0           2,600      4/30/96      3       9.25       2,600       0
###-##-####  Williams, B.      1,700   1,676        0              24     11/06/92      3       7.00          24       0
###-##-####  Motte, C.         1,778   1,027       98             751      4/30/96      2       9.25         751       0
                               3,000      73       43           2,927      4/14/97      5       9.50       2,927       0
###-##-####  Graham, D.        2,165       0        0           2,165      1/04/96     1.5      9.75       2,165       0
###-##-####  Dorado, M.        7,930     636        0           7,294      1/16/95      5       9.50       7,294       0
###-##-####  East, V.          1,000       0        0           1,000     12/06/95      1       9.75       1,000       0
                               1,000      81       44             914     10/14/96      5       9.25         914       0
###-##-####  Jones, D.        14,500   1,631      880          12,849      9/28/92      5       9.25      12,849       0
###-##-####  Schenkman, P.     5,000   2,209        8           2,794      6/01/93      5       7.00       2,794       0
###-##-####  Ledesma, A.       2,300       0        0           2,300     11/10/97      5       9.75       2,300       0
###-##-####  Wells, C.         6,000     370      208           5,630      6/30/96      5       9.25       5,630       0
###-##-####  Muniz, R.         7,125   2,024      558           5,101     12/15/94      6       9.50       5,101       0
###-##-####  Sainz, C.        10,333       0        0          10,333     12/06/95      6       9.75      10,333       0




                                                                   Schedule 3
                                                                   __________

                                                               EIN 75-1943604
                                                               PLAN #1

                   MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                  LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                           Year Ended December 31, 1997

                                            (In thousands)
                              _________________________________________________

a. Identity of party involved c. Purchase  d. Sales   g. Cost of  i. Net
b. Description of assets         price (1)  price (2) assets sold gain or (loss)
_____________________________ ___________   _________ ___________ ______________


Category (iii) - Series of securities transactions in excess of 5% of the Plan
______________________________________________________________________________

  assets at January 1, 1997
  _________________________
American Mutual Funds:
  American Balanced Fund      $1,228        $  577    $  307        $  270
  WB DTF Short Term
    Investment Fund            9,675         9,127     9,127            -
  Growth Fund of America       2,073         1,054       483           571
  Intermediate Bond Fund
    of America                   823           723       744           (21)
  Investment Company of
    America Fund               1,667           946       275           671
  New Perspective Fund         1,051           694       433           261
Michaels Stores, Inc.
  Common Stock                 1,201         2,710     1,625         1,085


There were no category (i), (ii) or (iv) reportable transactions during fiscal 1997.

(1) Cost (column g.) and current value of asset on transaction date (column h.) are the same amount as the purchase price.
(2) Current value of asset on transaction date (column h.) is the same amount as the selling price.

Note:  Columns e. and f. are not applicable.

                 CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61055) and related Prospectus pertaining to the Michaels Stores, Inc. Employees 401(k) Plan of our report dated June 26, 1998, with respect to the financial statements and supplemental schedules of the Michaels Stores, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                          /s/ Ernst & Young LLP
                                         ______________________
                                         ERNST & YOUNG LLP


Dallas, Texas
June 26, 1998